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Exhibit 99.1

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2002-2003    A N N U A L    R E P O R T

A new chapter in the exciting journey of Aber Diamond Corporation.

Read about Aber's transformation from explorer to
marketer of the world's most sought-after luxury product.

Dedication

For our employees and shareholders who share the dream.

part I

Exploration

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chapter I

[PHOTO]

1991 — Discovery

In which diamonds, popularly associated with more hospitable climes, are discovered in the Northwest Territories of the Dominion.

chapter II

[PHOTO]

1992 — A Team Is Assembled

Showing how Aber joins the play, Rio Tinto signs up, and exploration begins.

chapter III

[PHOTO]

1993 — Testing the Waters

In which our heroes' efforts are rewarded with the discovery of kimberlite pipes.

chapter IV

[PHOTO]

1994 — Bonanza

Sudden excitement as the scope of Diavik increases with each drill hole.
The Aber diamond is found, a mine is envisioned.

chapter V

[PHOTO]

1995 — Going Underground

In which bulk samples are assayed and diamonds recovered. A busy year with few surprises.

part II

Mining

[GRAPHIC]

chapter VI

[PHOTO]

1996 — Value Confirmed

The first diamonds go east, and good news returns.

chapter VII

[PHOTO]

1997 — Robust Economics

In which, after a most encouraging pre-feasibility study, Aber happily undertakes a full feasibility study and looks forward to the opening of a viable mine.

chapter VIII

[PHOTO]

1998 — Down to Business

Aber buckles down and begins the task of financing its share.

part III

Marketing

[GRAPHIC]

chapter IX

[PHOTO]

1999 — A Valuable Partnership

Wherein Aber breaks new ground with Tiffany & Co. and
the eagerly anticipated feasibility study is revealed.

chapter X

[PHOTO]

2000 — A New Direction

How Aber sheds its exploration past, and seeks its fortune in the new world of diamond marketing.

chapter XI

[PHOTO]

2001 — A Diamond Mine Takes Shape

In which a lengthy financing is briefly described, and in the north, a ring is closed.

chapter XII

[PHOTO]

2002 — Faith Rewarded

In which Aber celebrates its first delivery of diamonds.

LETTER TO SHAREHOLDERS

        The last year has seen the Diavik Project turn the page from its construction phase into full scale commissioning of the mine, process plant and all support facilities. This has been achieved ahead of schedule and comfortably within budget. The first diamonds have been produced and sold to an eagerly receptive marketplace. They are viewed as attractive raw materials for a wide variety of polished diamond production.

        Aber has begun a new chapter in its history as a Canadian diamond marketer. Having attained the retirement age for directors, both the Honourable Donald Macdonald P.C., C.C. and Mr. John Parker, O.C. leave the Board this year. Their understanding of both the federal and territorial social and political milieus has been invaluable through Aber's evolution. We are pleased to welcome to the Board this year Mr. Thomas O'Neill and Mr. Lars-Eric Johansson. Tom is the President Worldwide, Burberry Group plc, having spent his earlier career in the diamond jewelry retail industry. Lars-Eric is Executive Vice President and Chief Financial Officer of Noranda Inc. and comes from a background in the resource industries of both Europe and North America.

        The four-kilometre-long dike enclosing the area of the first two orebodies to be mined, A-154 South and A-154 North, was completed in the middle of last summer. This substantial civil engineering project accounted for almost half of the Diavik Project capital cost and was the principal project completion risk item. The water behind the dike and overlying the orebodies was removed during the third quarter of 2002, with water discharge quality being controlled by processing in a water treatment facility as required. The pre-stripping of the lake bottom and glacial sediments overlying the open pit mining area was started in the third quarter of 2002 and the first diamond bearing kimberlite was exposed in November.

        The access to mineralized kimberlite allowed early pre-commissioning of the processing plant to proceed during late November and December with the first parcel of 106,320.76 carats of diamonds being reviewed by the Canadian Government Diamond Valuer in late January at the Project Production Splitting Facility in Yellowknife. Aber's 40% share of these diamonds was sorted in Toronto during February and sold during March to Tiffany & Co., with whom Aber has a long-term sales contract, and to the Antwerp market. The average price received was US$96.22 per carat, which compares favourably to the US$79 predicted by Aber's May 2000 Feasibility Study. About half of this improvement is attributed to improved diamond quality compared to the Feasibility Study projections. The other half is due to an underrecovery of small, low value diamonds. During the ongoing process plant commissioning, improvements are being made to the small diamond recovery circuit with the objective of delivering 99% of contained value in full production.

        Most of the material processed to date lies above the formal ore reserve blocks. It consists of fine-grained kimberlite ash, mixed with relic lake bottom sediments from the shallow lake that overlay the site of the kimberlite eruption that took place some 53 million years ago. Despite the intervening time period, this material never consolidated into lithified rock. It has the character of loose sand and was not recovered during the core drilling phase of the orebody delineation and, as such, is outside the initial reserve estimate. During the ongoing mine commissioning process, the feed delivered to the process plant will continue to be an unpredictable mixture of kimberlite ash and some ore reserve kimberlite mixed with glacial and lake bottom sediments. Although this has the effect of delaying the full scale production of diamonds at reserve grades, it does result in recovery of additional diamonds beyond the ore reserve estimates.

        Full production of undiluted reserve ore is expected to be achieved during the third quarter of this year. A formal reconciliation of the production against the ore reserve will be possible next year when a substantial quantity of undiluted ore reserve has been mined, processed and sold. On a preliminary basis, a clean panel of ore reserve material was batch mined and processed during March which confirmed both the reserve grade estimates and the diamond quality.

        Although operations have not yet reached their steady state, operating cost performance to date has been comfortably below the mine plan estimates. The impact of recent currency movements is ameliorated to some extent by Aber's decision to finance the Diavik Project with a US$ denominated project loan, principally made to match diamond sales revenues with the currency of the underlying loan, forming a natural hedge.

        The A-154 North kimberlite pipe represents an overall mineral resource of 27.6 million carats of diamonds, most of which are not assigned in the Feasibility Study to a mineable reserve. A bulk sample program is planned for this year with the objective of establishing a diamond price estimate accurate enough to facilitate mine planning, which may allow promotion of the A-154 North mineral resource to mineral reserve status.

        The Diavik property consists of a total of 659,000 hectares of prospective lands surrounding the Diavik mine site. A total of 63 kimberlite pipes have already been discovered on the property, of which 50% are known to be diamond bearing. Only four of these comprise the current mine development. Exploration work has continued at a subdued level during the mine development period but, with infrastructure now complete, including a pilot processing plant, exploration is being expanded to an expenditure of $10 million over the next two years with the objective of increasing the ore reserve base.

        The operator, Rio Tinto plc, has estimated that the Diavik Project will deliver a total of 3.7 million carats of diamonds during the 2003 calendar year, with Aber's 40% share being 1.5 million carats. Approximately one million carats of these will be delivered to Aber before the end of November, thereby allowing them to be sorted and sold by Aber's fiscal year-end of January 31, 2004. We may anticipate full production to then be delivered throughout 2004 allowing the Project, and Aber itself, to demonstrate their full earnings generating potential.

        Although a formal policy to return value to shareholders has yet to be formulated, the robust margin of the Diavik Project will position Aber in coming years to provide an attractive dividend yield to its shareholders, while at the same time being able to assign a proportion of earnings to the development of a plan to extract full value from the strategic nature of its premium diamond product. We have recognized for some time that it is the "bookends" of the diamond industry, the mine and the retailer, that offer opportunities of a scale and margin potential attractive to public companies. We see merit in linking the product stream of the miner to the caché of the retailer to achieve a "mine to finger" sales image, thus improving the retailer's margin, while enhancing the overall character of the business by providing longevity and exposure to a broader range of equity investors. We believe the development, over time, of a successful luxury retail business, firmly founded on diamonds, would add considerable shareholder value.

        An independent diamond industry expert with broad exposure to a wide range of international diamond mine product characteristics has described the Diavik production profile as being "the most attractive diamond production available in the world today." In the rapidly changing world of diamond mining and sales, the strategic value of such a product stream, reliably delivered from a long-life Canadian mine, is not fully reflected in the near-term sales price of the mine product. From this unique resource base, the Aber management team intends to deliver to its shareholders a compelling combination of near-term dividend yield and longer-term strategic growth.

In closing, I would like to thank our employees and shareholders for continued support as we begin the next chapter in our development.

Robert A. Gannicott (signed)
PRESIDENT & CHIEF EXECUTIVE OFFICER
MAY 15, 2003

MARKETING

        Towards the end of January 2003, Aber received its first allocation of diamonds from the Diavik Joint Venture, and by the end of March they had been sold. The diamonds were processed at our new Toronto diamond sorting facility. Our Toronto operation is the base for sorting and mixing diamonds for sale through our two marketing channels. The facility is designed to handle full technical sorting at maximum expected mine production levels. In the March sale, which was made on a select basis for the purpose of discovering market value and designing optimum sales assortments, we saw approximately 23% by value of the production sold to Tiffany & Co. This result was in line with previous projections of production quality based on the May 2000 Feasibility Study data.

        Sales to the open market through our sales office in Antwerp comprised 77% of the total value of the March sale. Going forward, open market sales will occur on a traditional five-week cycle. Rather than sell to a small group of broadly based trader-manufacturers, sales of tailored assortments will be made to a larger list of specialist buyers resident in the main manufacturing centres. Pricing will reflect current market conditions. All sales of diamonds will be fully compliant with our obligations under the international Kimberley Process, Canada's Voluntary Code of Conduct for Authenticating Canadian Diamond Claims, and our own internal codes of quality assurance and ethical best practices.

        The core value of the Diavik production is in large, white gems. High (white) colours are characteristic throughout the production in all qualities, including the cheaper ranges of diamonds. Pricing in large, and high colour, rough has remained strong throughout the last few years, and the fundamentals of supply and demand suggest this trend will continue. High colour diamonds continue to lend themselves to the traditional taste of the US, the world's biggest diamond market. In an industry continually seeking excellence, they also form the fuel for the branding movement prevalent today within the diamond business. Current and future Canadian mines will add to the volume of this type of material available in the rough markets. However, alternative supply, both within and outside De Beers' Diamond Trading Company (DTC), remains tight. Previously, an increase in supply of a particular diamond type has led to an expansion of the market and the creation of new demand. When the Argyle mine began operating in the early 1980s, there was little existing market for much of its, on average low value, production. We do not feel, however, that the creation of new market demand is required to absorb the Diavik production. Diavik has arrived into a market anxious to receive it and already able to process it. We see the long-term prospects for demand and pricing in our product as robust.

        Every diamond mine, to some extent, produces a broad range of diamond qualities. Although larger white diamonds form the core of the value of the Diavik production, on a volume basis, white diamonds in lower qualities predominate. A substantial volume of brown diamonds in all sizes is also present. The great majority of this material, as well as an increasing proportion of the larger better goods, will be manufactured in India. India now boasts outstanding technical expertise in addition to its traditional cost advantage. Clients from the Indian manufacturing centres will be of particular importance to Aber, as will our understanding of the Indian diamond industry.

        The market for polished diamonds in 2002 was mixed in response to unsettled economic conditions in important diamond consuming countries. Throughout the year, purchasing was conservative and inventories remained low amidst the uncertainties brought on by war and economic slowdown. The 2002 US Christmas season, with early pessimism followed by better than expected sales, was a repeat of the 2001 season. Throughout the year, polished prices remained flat, giving the impression of market sluggishness. Nevertheless, the US market was up marginally in 2002, and overall the world demand for polished diamond jewelry demand grew by 4%, exceeding world GDP growth for the first time in many years. This performance is a tribute to De Beers' advertising and revised sales strategy, which has encouraged advertising spending by its customers. Another important element of this story was renewed demand in the far eastern markets, albeit outside of Japan, and the emergence of India and China as strong domestic markets for polished. In addition to the overall sales growth in these countries, the average colour and clarity profile of the diamonds sold appears to be changing. Consumer preferences, especially in China, are no longer exclusively in the cheaper items.

        The rough market was strong in most product segments throughout the year. This was despite continued destocking by De Beers of up to an estimated US$1 billion, which is believed to have continued into the first quarter of 2003. The contradiction between the vigorous rough market and the perception of sluggishness in the polished market was a feature of 2002, which appears now to have been reconciled by the bullish year-end diamond jewelry results. Most of the extra rough appears to have found a channel within the diamond pipeline, albeit at the expense of increased debt in the manufacturing centres. Even with the destocking by De Beers, some items remained in short supply throughout the year, especially large, top colour, top clarity diamonds with good shapes. Items that showed weakness in 2002 were browns and, into 2003, large cheap gems. In the former case, this was in large part due to a movement by the large US mass marketers away from inexpensive, brown diamond jewelry into white equivalents.

        Through 2002, De Beers' rough maintained a reputation for being the least expensive and DTC clients enjoyed strong margins. Non-DTC rough was more expensive. The past year again reinforced the strong competitive position of manufacturers and dealers with direct supply from the producers. In addition to the advantages in price, the De Beers Supplier of Choice ("SoC") strategy is causing more rough to be retained within specialized marketing channels, and rough is increasingly difficult to source on the open market. We see increasing evidence that companies seeking vertical integration through involvement in jewelry manufacturing and distribution businesses are becoming less willing to found their new investments on the uncertain supply offered by the rough traders. This process has a two-fold benefit for Aber, in that it creates a marketing niche for Aber rough, while fostering the demand- driven culture by which the whole diamond industry will benefit. The approval of SoC by the European Commission in early 2003 marked the permanence of this new market reality.

        Specialized marketing channels are being created, primarily, to supply diamond brands. Branding in the diamond business is now becoming widespread, whether with the polished diamond itself, with the jewelry designer, or with the retailer. The test of this industry-wide effort to generate new demand through branding will be the performance of the global diamond jewelry industry against its closest peers in the luxury goods sector. The growth in diamond jewelry sales in 2002 suggests the strategy may be working. Published sales results attest to the role of the luxury jewelry retail brands in this growth. What is uncertain is whether, and to what extent, polished diamond brands command a premium over non-branded polished. The year 2002 saw the continuation of the attempts to establish a premium for the "Canadian Brand." While anecdotal evidence suggests a strong interest among consumers for Canadian diamonds in several international markets, it is unclear if they are prepared to pay substantially more to obtain one. Thus, the greatest success in this field to date has been achieved by the retailers who present the Canadian identity of the diamond as a quality assurance component of their own brand identity. In this way, increased sales volume is achieved without the expense of creating and promoting a new standalone diamond brand.

        Aber subscribes to the concept of increased brand awareness driving increased consumer demand in the diamond industry. Our belief, however, is that this growth will occur primarily among the existing designer names and luxury retailers in whom the consumer already recognizes quality, trustworthiness and value. The recognition of this key driving mechanism for future growth in the value of our product is the foundation of our strategic planning.

THE NEXT STEP

        Aber's principal purpose is to maximize returns from its 40% share of the Diavik mine production. In 1999, we relinquished a direct role in diamond exploration outside of the Diavik property to focus on marketing and value added arrangements for our share of the Diavik production. This strategic realignment was made with the realization that diamond exploration, being high risk, expensive and intensely competitive with all three of the world's largest mining companies competing for increased market share, was not the best means of building shareholder value. Instead, our strategy would be to use our key asset, our product, to build a business within the downstream portions of the diamond business. The arrangements we have made to date with Tiffany & Co. and with our Antwerp open market sales are designed to provide for the most reliable marketing of our rough at the best possible pricing, and to build a platform for future growth.

        Aber is a single asset company with no direct peer. We do not operate the Diavik Project. We are not an international diversified mining company and we are not a small-cap exploration company. We are a company solely focused on the marketing of diamonds. Aber's market capitalization is, by a large margin, the largest in the world for a diamond-focused public company.

        The Diavik Project is a mining asset that will offer Aber and its shareholders a premium earnings stream. We intend to excel in returning value to our shareholders. At the same time, we recognize significant potential to grow the value of the Company through staged participation in the world of luxury diamond jewelry brands.

        Within the diamond business, the greatest returns exist at the "bookends" of the diamond pipeline: the miner and the luxury retailer. The diamond miner generates outstanding earnings, and is valued on a modest valuation multiple consistent with its mining peer group. The luxury retailer generates more modest earnings, but is valued at a higher multiple consistent with its peer group. To Aber,"vertical integration" means capturing the benefits of both bookends, and building a mine to finger diamond company that is more valuable than the sum of its parts.

        Aber is investigating investment opportunities in brand name retailers with proven reputations for excellence. Over time, we will seek to build a strong, unified luxury diamond business with integrated mine supply.

        The long-term prospects of luxury diamond jewelry brands are excellent, as new regional markets arise and as the changing demographics of the world create a growing class of luxury consumers. The movement towards branding in the diamond business, initiated and encouraged by De Beers, is now fuelling a long-term rise in industry advertising expenditure that will most benefit the existing brand retailers.

        A top to bottom diamond integration strategy has natural advantages for a luxury retailer, which can achieve a level of operational synergy and strategic depth otherwise unobtainable. For a miner and marketer of diamonds, it is a means to not only capture extra value from the product, but to change the basic valuation mechanism of the Company and expand its shareholder base. It is a natural strategy for Aber.

        In achieving our first sale of diamonds from the Diavik mine, Aber has obtained a goal set as early as 1991 when the Diavik claims were first staked. In arriving at this point, we have overcome challenges at times thought insurmountable. We intend to meet the challenges of the future with the same sense of dedication and measured innovation.

part IV

Opportunity

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chapter XIII

[PHOTO]

2003 AND BEYOND — The Finer Things

In which Aber and its shareholders realize the rich benefits of becoming a mine to finger diamond company — a luxury goods business with integrated diamond supply.

TABLE OF CONTENTS

The Diavik Project
PAGE No 32

Management's Discussion and Analysis
PAGE No 34

Management's Responsibility for Financial Reporting
PAGE No 40

Auditors' Report to the Shareholders
PAGE No 40

Consolidated Financial Statements
PAGE No 41

Notes to Consolidated Financial Statements
PAGE No 44

Safe Harbour Statement on Forward-Looking Information
PAGE No 59

Corporate Directory
PAGE No 60

THE DIAVIK PROJECT

        Aber owns 40% of the Diavik Project, the remaining 60% being owned by its Joint Venture partner and operator of the Project, Diavik Diamond Mines Inc. (DDMI), a subsidiary of Rio Tinto plc of London, England. The Joint Venture structure enables each partner to market its individual share of diamond production.

Diavik Diamonds Project Mineral Resource Summary

Pipe	Tonnage (Mt)	Grade (cpt)	Carats (Mct)
Measured
A-154S	8.2	5.6	45.3
A-154N	—	—	—
A-418	4.9	3.4	16.6
A-21	—	—	—

	13.0	4.8	61.9

Indicated
A-154S	3.2	5.1	16.7
A-154N	6.9	2.6	17.8
A-418	3.6	3.8	13.4
A-21	4.4	3.1	13.3

	18.1	3.4	61.2

Inferred
A-154S	0.6	3.2	1.9
A-154N	4.6	2.1	9.7
A-418	0.6	3.5	1.9
A-21	0.6	2.7	1.5

	6.3	2.4	15.0

Total	37.4	3.7	138.1

Note: Totals may not add up due to rounding.
Source: SNC-Lavalin Engineers & Constructors' year 2000 Bankable Feasibility Study

Reserves are a subset of measured and indicated resources that are part of an economic specific mine plan. Inferred resources cannot be included in reserves.
Resource summary to -5 m elevation and at a nominal bottom cut-off on 1 mm square mesh.

Diavik Diamonds Project Ore Reserve Summary

	Proven			Probable			Proven and Provable
Open Pit and Underground Mining
	(Mt)	(cpt)	(Mct)	(Mt)	(cpt)	(Mct)	(Mt)	(cpt)	(Mct)
A-154S	8.5	5.3	45.3	3.3	4.9	15.9	11.7	5.2	61.2
A-154N	—	—	—	1.3	3.5	4.5	1.3	3.5	4.5
A-418	5.1	3.2	16.4	3.6	3.6	12.8	8.7	3.4	29.3
A-21	—	—	—	4.0	3.0	11.7	4.0	3.0	11.7

Total	13.5	4.6	61.7	12.2	3.7	44.9	25.7	4.2	106.7

Note: Totals may not add up due to rounding.
Source: Bankable Feasibility Study

The Measured, Indicated and Inferred Mineral Resources and the Proven and Probable Mineral Reserves as shown in the previous tables are based on the Bankable Feasibility Study of May 2000, prepared by SNC-Lavalin Engineers and Constructors with an incorporated independent report on ore reserves prepared by Agra-Simons MRDI, now AMEC Mining and Minerals. Malcolm Thurston, Chief Geostatistician of AMEC Mining and Minerals, acted as the Qualified Person who supervised this study.

        Aber believes that the mineral resource and ore reserve estimates in the May 2000 Bankable Feasibility Study continue to be relevant and reliable. Mr. Thurston verified the data disclosed in the Bankable Feasibility Study, including sampling, analytical and test data underlying the resource and reserve calculations. Mineral resources which are not mineral reserves do not have demonstrated economic viability.

        More detail on the Resources and Reserves can be found in Aber's 2003 Annual Information Form filed with the securities regulators and on the Aber web site at www.aber.ca.

MANAGEMENT'S DISCUSSION AND ANALYSIS

        The following discussion and analysis should be read in conjunction with Aber's audited consolidated financial statements and the corresponding notes thereto. Unless otherwise specified, all financial information is presented in Canadian dollars. All references to "year" refer to the fiscal year of Aber ended January 31, 2003. This section contains certain forward-looking statements and should be read in conjunction with the Safe Harbour Statement on page 59.

Net Earnings

        Aber's net loss for the fiscal year ended January 31, 2003 totalled $6.0 million or $0.11 per share, compared to net earnings of $81.0 million or $1.49 per share a year earlier. The prior year's results include a $147.7 million gain ($84.0 million after tax) from the sale of Aber's interest in the Snap Lake property.

Interest and Other Income

        Aber's interest income during the year from cash and short-term monetary investments totalled $1.7 million, down 76% from $7.2 million in the prior year. The decrease was due to lower short-term interest rates and lower average cash balances on hand. Gross proceeds received in February 2001 from the sale of Aber's interest in the Snap Lake property were $172.8 million, resulting in a pre-tax gain of $147.7 million.

Expenses

        Aber's expenses increased during the year to $12.9 million, up from $7.9 million a year earlier. General and administrative expenses were $12.5 million, up 69% from $7.4 million during the prior year. Effective February 1, 2002, the Company commenced accounting for all stock option grants as a compensation expenditure, using the fair value method, resulting in stock compensation expense of $3.9 million during the year. Excluding stock-based compensation, recorded only in the fiscal year ending January 31, 2003, general and administrative expenses increased by 16% compared to the prior year, due principally to preparation for commercial activity, including the establishment of a sorting facility.

Foreign Exchange

        Due to the strengthened position of the Canadian dollar against the US dollar at the end of the financial year, Aber also recorded an unrealized foreign exchange gain of $5.0 million on its net US dollar debt exposure, compared to a loss of $0.2 million in the prior year. The Company had not drawn on the US dollar Project Loan Facility in the prior year.

Income Taxes

        Aber recorded a tax recovery of $0.2 million, compared to a $65.8 million provision in the previous year, mainly due to the sale of Aber's share in the Snap Lake property.

Liquidity and Cash Resources

        During the year ended January 31, 2003, working capital increased to $83.0 million from $56.1 million in the previous year, which balance includes the establishment of a $68.5 million (US$45.0 million) contingency cash collateral account to be maintained in support of Diavik Project completion. This collateral account is required to be invested in either cash or short-term money market instruments and will become available to Aber for general corporate purposes on a prescribed basis following Diavik Project completion and upon commencement of the repayment of the Project Loan Facility.

        In addition to the contingency cash collateral of $68.5 million, Aber also had $37.2 million in unrestricted cash and cash equivalents at January 31, 2003, of which $25.5 million was held at the Diavik Project, compared to unrestricted cash and cash equivalents a year earlier of $60.2 million, of which $46.6 million was held at the Diavik Project. Cash and cash equivalents include high quality short-term commercial paper. These very liquid money market instruments are distributed through Canada's major Schedule I chartered banks and can be sold prior to maturity.

        As of January 31, 2003, Aber had drawn down long-term debt in the amount of C$284.5 million (US$187.0 million at the fiscal year-end closing CDN/US exchange rate) from its US$230.0 million Project Loan Facility. Aber's long-term debt, net of cash resources, was $189.5 million at January 31, 2003, compared to $87.2 million cash at January 31, 2002. Aber did not have long-term debt at January 31, 2002.

Financing Activities

        During the fiscal year ended January 31, 2003, the Company received $0.6 million from the exercise of 55,350 stock options. During the previous year, the Company received $0.4 million from the exercise of 50,000 stock options.

        Aber funded its share of the costs of the Diavik Project, as well as marketing infrastructure initiatives, costs relating to the Project Loan Facility and a portion of the purchase of a building (as described below) from monthly drawings under the Project Loan Facility. During the year ended January 31, 2003, C$292.5 million (US$187.0 million) was drawn down at prevailing CDN/US exchange rates. During the year, Aber purchased a building for a portion of its operations, which included the assumption of an existing first mortgage in the amount of $11.1 million.

        During the fiscal year ended January 31, 2003, Aber incurred $16.7 million of deferred financing charges related to the US$230.0 million Project Loan Facility, the closing of which was announced on January 29, 2002, in addition to $10.5 million incurred during the prior year.

Investing Activities

        Investing activities with respect to mineral property expenditures, deferred charges and capital assets totalled $247.1 million during the year, compared to $200.3 million a year earlier. The most significant investment in both years was for the Diavik Project. During the fiscal year, Aber invested $225.0 million in the Diavik Project for site construction. The principal activities on site for this period were jet grouting of the dike embankment wall, the dewatering of the A-154 pit area, the pre-stripping of the A-154 pit and final construction and commissioning of the process and site infrastructure facilities. In the previous year, $210.0 million was spent on the Diavik Project, mainly for the crushing, hauling and placement of rock for the 3.9-kilometre A-154 dike, as well as completion of process plant cladding and extensive winter ice road activity in 2001.

        Aber also spent $9.2 million during the year ended January 31, 2003 for marketing infrastructure initiatives, which included the purchase of further rough diamonds for training purposes as well as the completion of the construction of Aber's dedicated sorting facilities, and other preparations for sales operations. During the prior year Aber spent $5.1 million for marketing infrastructure initiatives, which included initial purchases of rough diamonds for training purposes as well as the build-out of Aber's dedicated sorting facilities.

        Capital asset additions during the year included Aber's $23.6 million purchase of a building to house a portion of Aber's operations.

        In February 2001, Aber sold its interest in the Snap Lake Project to De Beers Canada Mining Inc. for $172.8 million.

Outlook

        The commencement of commercial production and incorporation of diamond sales and operating costs into the Company's earnings statement will begin when certain parameters defining continuous, stable operation have been achieved. Aber expects all parameters to have been met by the end of the second quarter of this fiscal year. Sales revenue, net of associated costs in the period prior to the commencement of commercial production, will be credited against deferred project development costs. From the third quarter onwards, Aber expects earnings to reflect operating results from the sale of Diavik product.

        Aber believes that for the fiscal year ending January 31, 2004, the Company is fully funded for its share of expected costs to complete the Diavik Project as well as other budgeted expenditures including working capital requirements. The total Project cost is currently estimated at $1.25 billion on a 100% basis, and the forecasted operating costs, including start-up costs not reflected in the Project capital costs for the 2003 calendar year remain unchanged at the budgeted amount of $169.0 million on a 100% basis, although actual costs for the first two months of the year were substantially below budget. The Project and sustaining capital budgets for 2003 remain unchanged at $35.6 million and $4.0 million, respectively, on a 100% basis. Sources of funding consist of the remaining balance under the Project Loan Facility as well as the cash flow anticipated from diamond sales during the fiscal year. As previously disclosed, these sales commenced in small quantities in March 2003. Also, Aber anticipates that it will be building up diamond inventory as the Diavik mine ramps up to full production. Once full production is attained, it is anticipated that, on average, it will take approximately ten weeks for inventory to travel from mine production to final sale.

        Aber is restricted in its use of proceeds from diamond sales as well as the use of the $68.5 million (US$45.0 million) contingency cash collateral account until completion of the Diavik Project, as defined under the Project Loan Facility, is achieved. Until completion, Aber will apply, after providing for its current expenditures, net proceeds realized from the sale of inventory produced at the Diavik mine to cash reserve accounts as required by the Project Loan Facility. Aber expects that the Diavik mine will reach completion for purposes of the Project Loan Facility in the fourth quarter of the fiscal year ending January 31, 2004.

Quarterly Financial Information

        The following is a summary of unaudited quarterly financial information for the two years ended January 31, 2003.

($000s, except per share amounts)

2003	1st Qtr	2nd Qtr	3rd Qtr	4th Qtr	Total
Interest income	339	436	460	418	1,653
Net earnings (loss)	(1,450)	(5,643)	(996)	2,053	(6,036)
Basic earnings (loss) per share	(0.03)	(0.10)	(0.02)	0.04	(0.11)
Diluted earnings (loss) per share	(0.03)	(0.10)	(0.02)	0.04	(0.11)

2002	1st Qtr	2nd Qtr	3rd Qtr	4th Qtr	Total
Interest income	3,135	2,098	1,526	486	7,245
Gain on sale of Snap Lake property	147,714	—	—	—	147,714
Net earnings (loss)	85,269	264	(54)	(4,441)	81,038
Basic earnings (loss) per share	1.56	—	—	(0.08)	1.49
Diluted earnings (loss) per share	1.55	—	—	(0.08)	1.46

Risks and Uncertainties

        Aber faces several types of risks in its business, including risk relating to Diavik Project completion, world diamond market conditions, environmental considerations and other factors.

        The risks and uncertainties are described more fully in the Safe Harbour Statement on page 59.

Critical Accounting Policies

        Management is often required to make judgments, assumptions and estimates in the application of generally accepted accounting principles that have a significant impact on the financial results of the Company. The following discussion outlines the accounting policies and practices that are critical to determining Aber's financial results.

Joint Venture Accounting

        The Company accounts for its 40% interest in the Diavik group of mineral claims using proportionate consolidation, relying on periodic information provided by the manager and operator of the Joint Venture, Diavik Diamond Mines Inc. Aber reviews the information provided by the Joint Venture manager for reasonableness, consistency and accuracy; however, Aber has no direct involvement in the preparation of the Joint Venture accounts. The accounts of the Joint Venture are audited annually based on a calendar year-end. Aber accounts for its share of production and costs from the Diavik Joint Venture on a one month lag basis.

Deferred Mineral Property Costs and Mineral Reserves

        Aber capitalizes all direct development and pre-production costs relating to mineral properties and will amortize such costs on a unit-of-production basis upon commencement of commercial production relating to the underlying property. Aber has established certain operational parameters to determine when commercial production from the Diavik Project commences, which will trigger the commencement of amortization of all property related deferred costs. Aber has determined that, based on the level of production achieved in the current year, commercial production has not yet commenced.

        On an ongoing basis, the Company evaluates deferred costs relating to each property to ensure that the estimated recoverable amount exceeds the carrying value. Based on Diavik's latest open pit life of mine plan and diamond prices from the Diavik Project feasibility study, there is no requirement to write down deferred mineral property costs.

        The estimation of reserves is a subjective process. Forecasts are based on engineering data, projected future rates of production and the timing of future expenditures, all of which are subject to numerous uncertainties and various interpretations. Aber expects that its estimates of reserves will change to reflect updated information. Reserve estimates can be revised upward or downward based on the results of future drilling, testing or production levels, and diamond prices. Changes in reserve estimates can impact the evaluation of net recoverable deferred costs.

Stock-Based Compensation

        Aber has a stock-based compensation plan that allows employees, directors and consultants to purchase common shares of the Company utilizing options granted to them. Options are granted at a price which cannot be less than the fair market value of the shares on the last trading day preceding the date of grant, and vest on a variable schedule of up to four years, with a maximum life of ten years. Generally accepted accounting principles provide the Company with the choice to record a compensation expense for share options granted or to utilize the intrinsic value method. Effective February 1, 2002, Aber has chosen to account for all stock option grants as a compensation expenditure using the fair value method. Further details regarding underlying Black-Scholes valuation assumptions are provided in the notes to the consolidated financial statements.

Recently Issued Accounting Standards

        In March 2003, the Canadian Institute of Chartered Accountants ("CICA") issued Handbook Section 3110, "Accounting for Asset Retirement Obligations," which addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. Section 3110 requires the Company to record the fair value of an asset retirement obligation as a liability in the period in which it incurs a legal obligation associated with the retirement of tangible long-lived assets that result from the acquisition, construction, development and/or normal use of the assets. The fair value of the liability is added to the carrying amount of the associated asset and this additional carrying amount is depreciated over the life of the asset. Subsequent to the initial measurement of the asset retirement obligation, the obligation will be adjusted at the end of each period to reflect the passage of time and changes in the estimated future cash flows underlying the obligation. If the obligation is settled for other than the carrying amount of the liability, the Company will recognize a gain or loss on settlement. The Company is required to adopt Section 3110 effective February 1,2004; however, earlier adoption is permitted and the Company intends to adopt the standard in connection with commencement of commercial production at the Diavik Project. To accomplish this, the Company must identify all legal obligations on the date of adoption. The determination of fair value is complex and will require the Company to gather market information and develop cash flow models. Additionally, the Company will be required to develop processes to track and monitor these obligations.

        Accounting Guideline 14 ("AcG 14") requiring the disclosure of guarantees has been published by the CICA and will be applicable to annual and interim periods on or after January 1, 2003. The guideline requires that a guarantor disclose significant information about certain types of guarantees that require payment contingent on specified types of future events, without regard to the probability that it will have to make any payments under the guarantees. The Company is reviewing the definition of guarantees in the standard and will adopt the standard for its quarter ending April 30, 2003.

        In December 2002, the CICA issued Handbook Section 3063, "Impairment or Disposal of Long-Lived Assets," and revised Section 3475,"Disposal of Long-Lived Assets and Discontinued Operations." Together, these two sections supersede the write-down and disposal provisions of Section 3061,"Property, Plant and Equipment," as well as Section 3475, "Discontinued Operations." These new standards are consistent with FAS No. 144, which the Company adopted for US GAAP purposes effective February 1, 2002. Section 3063 amends existing guidance on long-lived asset impairment measurement and establishes standards for the recognition, measurement and disclosure of the impairment of long-lived assets held for use by the Company. The Company will adopt this standard during the year and does not currently believe that it will have a material effect on the Company.

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL REPORTING

        The consolidated financial statements and the information contained in the annual report have been prepared by the management of the Company. The financial statements have been prepared in accordance with accounting principles generally accepted in Canada and, where appropriate, reflect management's best estimates and judgments based on currently available information. A system of internal accounting control is maintained to provide reasonable assurance that financial information is accurate and reliable.

        The Company's independent auditors, who are appointed by the shareholders, conduct an audit in accordance with generally accepted auditing standards to allow them to express an opinion on the financial statements.

        The Board of Directors' Audit Committee meets at least quarterly with management to review the internal controls, financial statements and related reporting matters, and with the independent auditors to review the scope and results of the annual audit prior to approval of the financial statements by the entire Board.

Robert A. Gannicott (signed) President & Chief Executive Officer	Andrew B. Adams (signed) Vice President & Chief Financial Officer

AUDITORS' REPORT TO THE SHAREHOLDERS

To the Shareholders of Aber Diamond Corporation

        We have audited the consolidated balance sheets of Aber Diamond Corporation as at January 31, 2003 and 2002 and the consolidated statements of earnings and retained earnings and cash flows for each of the years in the three-year period ended January 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with Canadian generally accepted auditing standards and auditing standards generally accepted in the United States of America. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

        In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at January 31, 2003 and 2002 and the results of its operations and its cash flows for each of the years in the three-year period ended January 31, 2003 in accordance with Canadian generally accepted accounting principles.

KPMG llp (signed) Chartered Accountants Toronto, Canada March 7, 2003

CONSOLIDATED BALANCE SHEETS

As at January 31, (expressed in thousands of Canadian dollars)

	2003	2002
ASSETS
Current assets:
Cash and cash equivalents ~ Note 4	$37,201	$60,236
Cash collateral ~ Note 4	68,468	26,986
Accounts receivable	1,663	2,375
Advances and prepaid expenses	1,247	7,303

	108,579	96,900
Deferred mineral property costs ~ Note 5	581,742	352,515
Deferred charges and other assets ~ Note 6	23,019	19,893
Capital assets ~ Note 7	68,229	34,886

	$781,569	$504,194

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Accounts payable and accrued liabilities	$25,224	$40,758
Current portion of long-term debt	374	—

	25,598	40,758
Long-term debt ~ Note 8	295,201	—
Future income tax liability ~ Note 9	79,047	80,926
Minority interest	109	12
Shareholders'equity:
Share capital ~ Note 10	326,789	326,200
Stock options	4,563	—
Retained earnings	50,262	56,298

Commitments ~ Note 12	381,614	382,498

	$781,569	$504,194

On behalf of the Board:

John C. Lamacraft (signed) Director	Robert A. Gannicott (signed) Director

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF EARNINGS AND RETAINED EARNINGS (DEFICIT)

Year ended January 31, (expressed in thousands of Canadian dollars, except per share amounts)

	2003	2002	2001
Interest and other income:
Interest	$1,653	$7,245	$8,828
Gain on sale of Snap Lake property ~ Note 5b	—	147,714	—

	$1,653	154,959	8,828
Expenses:
General and administrative	12,515	7,406	5,216
Amortization	391	376	59
Write-down of long-term assets	—	129	—

	12,906	7,911	5,275

Foreign exchange	4,974	(213)	—
Earnings (loss) before income taxes	(6,279)	146,835	3,553
Income taxes (recovery) ~ Note 9	(243)	65,797	2,396

Earnings (loss)	(6,036)	81,038	1,157
Retained earnings (deficit), beginning of year	56,298	(24,740)	(25,897)

Retained earnings (deficit), end of year	$50,262	$56,298	(24,740)

Earnings (loss) per share ~ Note 11
Basic	$(0.11)	$1.49	$0.02

Diluted	($0.11)	$1.46	$0.02

Weighted average number of shares outstanding	54,594,547	54,552,987	54,368,870

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Year ended January 31, (expressed in thousands of Canadian dollars)

	2003	2002	2001
Cash provided by (used in):
OPERATING:
Net earnings (loss) for the year	$(6,036)	$81,038	$1,157
Items not involving cash:
Amortization	391	376	59
Future income taxes	(1,879)	64,865	1,770
Stock-based compensation	3,858	—	—
Foreign exchange	(4,974)	213	—
Write-down of long-term assets	—	129	—
Gain on sale of Snap Lake property	—	(147,714)	—
Change in non-cash operating working capital	1,159	2,311	2,990

	(7,481)	1,218	5,976

FINANCING:
Long-term debt	292,487	—	—
Deferred financing	(16,696)	(10,532)	(923)
Issue of common shares, for cash	589	413	5,116

	276,380	(10,119)	4,193

INVESTING:
Deferred mineral property costs	(216,812)	(170,059)	(69,022)
Deferred charges	(1,624)	(2,030)	(1,099)
Capital assets	(28,650)	28,249)	(12,403)
Proceeds on sale of Snap Lake property	—	172,762	—
Cash collateral	(41,482)	(26,986)	—
Money market instruments	—	—	78,106

	(288,568)	(54,562)	(4,418)

Foreign exchange effect on cash balances	(3,366)	(213)	—
Increase (decrease) in cash and cash equivalents	(23,035)	(63,676)	5,751
Cash and cash equivalents, beginning of year ~ Note 4	60,236	123,912	118,161

Cash and cash equivalents, end of year	$37,201	$60,236	$123,912

Change in non-cash operating working capital:
Accounts receivable	$(125)	$246	$2,732
Prepaid expenses	(1,133)	(2)	15
Accounts payable and accrued liabilities	2,417	2,067	243

	$1,159	$2,311	$2,990
Supplemental cash flow information:
Cash taxes paid during the year	$1,066	$932	$626
Cash interest paid during the year	$6,951	$—	$—

See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended January 31, 2003, 2002 and 2001 (tabular amounts in thousands of Canadian dollars)

Note 1    Nature of Operations

        Aber Diamond Corporation (the "Company") was continued under the Canada Business Corporations Act on July 12, 2002. With the development of the Diavik Diamonds Project (the "Diavik Project"), the Company is positioned to become a vertically integrated diamond marketing company, supplying a Canadian product to the global diamond market. While exploration and development interests remain with the Diavik Project, the Company's primary attention has turned to maximizing the value of its diamond production.

        The Company's most significant asset is a 40% interest in the Diavik group of mineral claims. Diavik Diamond Mines Inc., a subsidiary of Rio Tinto plc, is the operator of the Diavik Joint Venture (the "Joint Venture") and holds the remaining 60% interest.

        Commercial production from the Diavik Project will commence upon achievement of certain production and sales performance measures related to the Project including physical project completion, sustained level of mining and diamond processing activity, and sales channel readiness. The financial statements for the year ended January 31, 2003 do not reflect any commercial activity relating to this Project.

Note 2    Significant Accounting Policies

        The consolidated financial statements are prepared by management in accordance with accounting principles generally accepted in Canada, and except as described in Note 14, conform in all material respects with accounting principles generally accepted in the United States.

        The principal accounting policies presently followed by the Company and those policies which will be applicable upon commencement of commercial production are summarized as follows:

(a)   Basis of presentation

        The consolidated financial statements include the accounts of the Company and all of its subsidiaries as well as its proportionate share of jointly controlled assets. Intercompany transactions and balances have been eliminated.

        The accounting policies described below include those of the Diavik Joint Venture.

(b)   Measurement uncertainty

        The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of income, revenues and expenses during the reporting period. Significant areas requiring the use of management estimates relate to the determination of impairment of deferred mineral property costs and reclamation obligations. Financial results as determined by actual events could differ from those estimates.

(c)   Cash resources

        Cash and cash equivalents, and cash collateral consist of cash on hand, balances with banks and short-term money market instruments (with a maturity on acquisition of less than 90 days), and are carried at cost, which approximates market.

(d)   Inventory

        Inventory is recorded at the lower of cost and net realizable value. Inventory includes stockpiled ore, diamonds in process, and diamonds held for sale. Cost is determined on an average cost basis including production costs and value-add processing activity. Prior to the commencement of commercial production, inventory is included with deferred mineral property costs.

(e)   Deferred mineral property costs

        All direct costs relating to mineral properties, including mineral claim acquisition costs, exploration and development expenditures in the pre-production stage, pre-production operating costs net of any recoveries, interest, and amortization, are capitalized and accumulated on a property-by-property basis.

        The costs of deferred mineral properties from which there is production will be amortized on the unit-of-production method based upon estimated proven and probable reserves.

        General exploration expenditures which do not relate to specific resource properties are expensed in the period incurred.

        On an ongoing basis, the Company evaluates each property based on results to date to determine the nature of exploration and development activities that are warranted in the future. If there is little prospect of the Company or its partners continuing to explore or develop a property, the deferred costs related to that property are written down to the estimated recoverable amount based on undiscounted cash flows.

(f)    Deferred charges

        Deferred financing costs are amortized over the repayment term of the related debt. Marketing infrastructure initiative costs will be amortized over the 18-month period commencing six months after commercial production is achieved at the Diavik mine.

        Amortization of deferred financing charges relating to long-term debt is charged to the cost of the underlying asset prior to the commencement of commercial activity.

(g)   Environmental and site reclamation costs

        Estimated site reclamation costs, including environmental and decommissioning costs, will be provided for on a unit-of-production basis when reclamation requirements are established and the costs can be reasonably estimated.

(h)   Capital assets

        Capital assets are stated at cost less accumulated amortization. Amortization is provided using the straight-line method over the estimated useful lives of the related assets, which are as follows:

Asset	Years
Buildings	10-40
Machinery and mobile equipment	3
Furniture and equipment	3-10
Leasehold and building improvements	5-20

        Amortization for Diavik Project related assets is charged to deferred mineral property costs during the pre-commercial production stage.

        Maintenance and repair costs are charged to earnings while expenditures for major renewals and improvements are capitalized. Upon the disposition of capital assets, the accumulated amortization is deducted from the original cost and any gain or loss is reflected in current earnings.

(i)    Foreign currency translation

        Integrated subsidiaries ~ Foreign currency transactions of the Company and its integrated subsidiaries are translated into Canadian dollars at the rates prevailing on the dates of the transactions. Realized and unrealized exchange gains and losses resulting from foreign currency transactions are included in current earnings. Monetary assets and liabilities denominated in foreign currencies are translated at the rate of exchange prevailing at the end of the accounting period and any gains or losses are included in current earnings. Non-monetary assets are translated at the rates of exchange prevailing when the assets were acquired.

        Self-sustaining subsidiaries ~ The functional currency of the Company's operating subsidiaries is the applicable currency of commercial activity. Assets and liabilities of self-sustaining subsidiaries are translated into Canadian dollars using the rate of exchange prevailing at the balance sheet dates. Revenues and expenses are translated at the average exchange rates during the period. The resulting translation adjustments are recorded as a cumulative translation adjustment, a component of shareholders' equity.

(j)    Income taxes

        The Company accounts for income taxes under the asset and liability method. Under this method, future tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying value and the tax basis of assets and liabilities.

        Future tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in earnings in the period during which the change in tax rates is considered to be substantially enacted.

(k)   Change in accounting policy — Stock-based compensation

        Effective February 1, 2002, the Company adopted the new recommendations of the Canadian Institute of Chartered Accountants ("CICA") in Section 3870, "Stock-Based Compensation and Other Stock-Based Payments." The Company applies the fair value method to all grants of stock options.

        All stock options granted are accounted for as a capital transaction at the time of the grant and are reflected as stock options in shareholders' equity. The fair value of options granted is estimated at the date of grant using a Black-Scholes option pricing model incorporating assumptions regarding risk-free interest rates, dividend yield, volatility factor of the expected market price of the Company's stock, and a weighted average expected life of the options. The estimated fair value of the options is recorded over the options' vesting period. Any consideration paid on the exercise of stock options is credited to share capital.

(l)    Earnings (loss) per share

        Basic earnings per share are computed by dividing net earnings (loss) by the weighted average number of shares outstanding during the year.

        Effective February 1, 2001, the Company changed its method of calculating earnings per share, on a retroactive basis, in accordance with Section 3500 of the CICA Handbook to the treasury stock method. Under these recommendations, consistent with United States accounting principles, the calculation of diluted earnings (loss) per share uses the treasury stock method to compute the dilutive effect on options and warrants. The treasury stock method assumes any options proceeds would be used to purchase common shares at the average market price during the period.

(m)  Comparative figures

        Certain figures have been reclassified to conform with presentation in the current period.

Note 3    Financial Instruments

        From time to time, the Company uses a limited number of derivative financial instruments to manage its foreign currency and interest rate exposure. In accordance with CICA Accounting Guideline 13, "Hedging Relationships," for a derivative to qualify as a hedge at inception and throughout the hedged period, the Company formally documents the nature and relationships between the hedging instruments and hedged items, as well as its risk-management objectives, strategies for undertaking the various hedge transactions and method of assessing hedge effectiveness. Financial instruments qualifying for hedge accounting must maintain a specified level of effectiveness between the hedge instrument and the item being hedged, both at inception and throughout the hedged period. The Company does not engage in a trading or speculative program.

        The fair values of the Company's cash and cash equivalents, cash collateral, accounts receivable, accounts payable and accrued liabilities approximate their carrying amounts because of the immediate or short-term maturity of these financial instruments.

        The fair value of the Company's long-term debt is estimated by reference to current market prices for other debt securities with similar terms and characteristics.

        The Company is exposed to credit-related losses in the event of non-performance by counterparties to derivative financial instruments but does not expect any counterparties to fail to meet their obligations. The Company deals with only highly rated counterparties, namely, major financial institutions who are also lenders under the syndicated Project Loan Facility. The Company is exposed to credit risk when there is a positive fair value of derivative financial instruments at a reporting date.

        The Company has entered into CDN/US exchange contracts for gross Canadian dollar notional amounts aggregating $34.2 million, with US$ conversion strike prices ranging from 1.50 to 1.55, expiring at various dates through to June 26, 2003.

        The amount that would be received if the contracts were to be terminated as at January 31, 2003 was $0.3 million.

Note 4    Cash Resources

        Cash resources are comprised of the following:

	2003	2002
Diavik Joint Venture	$25,456	$46,569
Cash and cash equivalents	11,745	13,667

Total cash and cash equivalents	37,201	60,236

Cash collateral for Diavik Project completion ~ Note 8a	68,468	26,986

Total cash resources	$105,669	$87,222

        Cash held at the Diavik Joint Venture is restricted to use within the Joint Venture.

Note 5 Deferred Mineral Property Costs

	Balance January 31, 2002	Fiscal Year Expenditures	Disposals/ Write-downs	Balance January 31, 2003
Diavik (a)	$352,515	$229,227	$—	$581,742

	Balance January 31, 2001	Fiscal Year Expenditures	Disposals/ Write-downs	Balance January 31, 2002
Diavik (a)	$171,659	$180,856	$—	$352,515
Snap Lake (b)	23,823	—	(23,823)	—
Other	28	101	(129)	—

	$195,510	$180,957	$(23,952)	$352,515

(a)   Diavik Project

        The Company holds a 40% interest in the core Diavik group of mineral claims, which, based on a feasibility study, contains commercially mineable diamond reserves. Diavik Diamond Mines Inc., a subsidiary of Rio Tinto plc, is the operator of the Joint Venture and holds the remaining 60% interest. The core claims are subject to private royalties which may in aggregate be up to 2%.

        The Company also has interests ranging from 10% to 44.4% in properties adjoining the core Diavik property. Some of these properties are subject to aggregate private royalties of approximately 2.5%.

        The Company has various commitments relating to its interest in the Diavik mineral properties which are in the normal course of business. The ability of the Company to maintain its interest in its properties by contributing its share of exploration, development and capital expenditures is dependent upon its ability to raise additional funds. The amounts shown as deferred mineral property costs represent net costs to date less amounts written down and do not necessarily represent present or future values.

        Deferred mineral property costs relating to the Diavik Project will be reclassified to the appropriate section of the balance sheet upon the commencement of commercial production.

(b)   Snap Lake

        In February 2001, the Company sold its interest in the Snap Lake property to De Beers Canada Mining Inc. for C$173.0 million (US$114.0 million). The Company recorded a gain of approximately $84.0 million after taxes. The transaction was recorded as follows:

Proceeds received	$172,762
Book value of property interest and related deferred charges	25,048

Gain before income taxes	147,714
Income taxes	(63,694)

Net gain	$84,020

Note 6    Deferred Charges and Other Assets

	2003	2002
Financing, net of accumulated amortization of $8,456 (2002 — nil)	$16,533	$15,493
Marketing infrastructure initiatives, at cost	6,163	4,333
Other	323	67

	$23,019	$19,893

Note 7    Capital Assets

	2003			2003
	Cost	Accumulated Amortization	Net Book Value	Cost	Accumulated Amortization	Net Book Value
Diavik equipment and leaseholds (a)	$44,111	$(13,875)	$30,236	$36,298	$(7,962)	$28,336
Furniture, equipment and other (b)	15,359	(1,007)	14,352	6,990	(440)	6,550
Real property — land and building (c)	23,641	—	23,641	—	—	—

	$83,111	$(14,882)	$68,229	$43,288	$(8,402)	$34,886

  (a)
  Diavik equipment and leaseholds are Project related assets at the Joint Venture level.

  (b)
  Furniture, equipment and other includes equipment and facilities at the Company's diamond sorting facility as well as rough diamonds purchased for training purposes, which are not amortized. Costs will be amortized over the term of the lease or the estimated useful life upon commencement of commercial production from the Diavik Project.

  (c)
  During the year, the Company acquired a building which houses a portion of its activities. All costs of acquisition are included in the cost of the building and will be amortized over the estimated useful life of the building.

Note 8    Long-Term Debt

2003
Project Loan Facility (a)	$284,521
First mortgage on real property (b)	11,054

Total long-term debt	295,575
Less current portion	(374)

$295,201

(a)   Project Loan Facility

        The Company has a US$230.0 million Project Loan Facility (the "Facility") which is sufficient to fund the Company's share of all budgeted expenditures to complete the Diavik Project, including procurement, transportation and exploration. The Facility will also fund costs related to the Facility itself, interest during the construction period, and the Company's corporate and marketing expenditures before revenue is achieved.

        First drawdown on the Facility was made on February 6, 2002 and as at January 31, 2003, C$284.5 million (US$187.0 million) had been drawn.

        The underlying interest rate is floating at LIBOR plus 3%, payable quarterly. Additionally, the Facility has a 1.5% commitment fee on undrawn amounts, payable quarterly. At January 31, 2003, the weighted average interest rate on amounts drawn under this Facility was 4.7%. Scheduled amortization of the Facility is over eight semi-annual equal installments commencing on the earlier of fulfillment of Diavik Project completion covenants or June 30, 2004, with a final maturity date of December 15, 2007. The Facility contemplates mandatory accelerated repayments based upon available Diavik Project cash flow. The Company may at any time prepay, in whole or in part, borrowings outstanding in minimum amounts of US$5.0 million, which are applied in inverse order of maturity in reduction of scheduled repayments.

        The Company has established a contingency cash collateral account containing C$68.5 million (US$45 million) to be maintained in support of Diavik Project completion. Funds in the cash collateral account will become available to the Company for general corporate purposes on a prescribed basis post-project completion and upon commencement of repayment of the Facility. Additionally, the Company is required to comply with certain financial and non-financial covenants.

        Borrowings under the Facility are secured by a general security agreement pledging the Company's rights under its Joint Venture Agreement respecting the Diavik Joint Venture at the subsidiary level and by certain assets of related subsidiaries, including cash collateral as noted above.

        As at January 31, 2003, financing charges of $16.5 million are included in deferred charges (Note 6). During the year, interest incurred on long-term debt amounted to $8.0 million, which has been capitalized to the Diavik Project (2002 — nil; 2001 — nil).

(b)   First mortgage on real property

        The Company has a first mortgage on real property (Note 7c), maturing in 2018, bearing interest at 8.0% per annum, payable in monthly installments of $0.1 million including interest. After 2009, the mortgage may be prepaid upon satisfaction of certain conditions and by payment of an interest compensation amount. The mortgage is secured by an assignment of tenant leases and a charge on the property in favour of the mortgagee.

        First mortgage principal repayments during the next five fiscal years are: 2004 — $0.4 million; 2005 — $0.4 million; 2006 — $0.5 million; 2007 — $0.5 million; 2008 — $0.5 million.

        The fair value of this debt is estimated as equivalent to its carrying value, as determined by reference to the market for similar instruments.

Note 9    Income Taxes

(a)
The income tax provision consists of the following:

	2003	2002	2001
Current	$(1,636)	$(932)	$(626)
Future (expense) recovery	1,879	(64,865)	(1,770)

	$243	$($65,797)	$(2,396)

(b)
The tax effects of temporary differences that give rise to significant portions of the future tax assets and liabilities at January 31, 2003 and 2002 are as follows:

	2003	2002
Future income tax assets:
Net operating loss carryforwards	$8,625	$774
Capital assets	3,669	—
Issue costs	—	5,265

Total gross future income tax assets	12,294	6,039
Future income tax liabilities:
Capital assets	—	(1,292)
Deferred mineral property costs	(91,341)	(85,673)

Total gross future income tax liabilities	(91,341)	(86,965)

Future income tax liability, net	$(79,047)	$(80,926)

(c)
The difference between the amount of the reported consolidated income tax provision and the amount computed by multiplying the earnings (loss) before income taxes by the statutory tax rate of 41% (2002 — 43%; 2001 — 43%) is a result of the following:

	2003	2002	2001
Expected income tax expense (recovery)	$(2,574)	$63,139	$1,528
Resource allowance	1,203	733	516
Non-deductible items	2,448	173	45
Large Corporations Tax	1,636	932	626
Reduction in corporate income tax rates	(3,738)	—	(518)
Other	782	820	199

Recorded income tax expense (recovery)	$(243)	$65,797	$2,396

(d)
The Company has non-capital loss carryforwards for Canadian income tax purposes of approximately $25.2million.

Note 10    Share Capital

(a)   Authorized

        Unlimited common shares without par value.

(b)   Issued

	Number of Shares	Amount
Balance, January 31, 2000	53,881,320	$320,671
Shares issued for:
Cash on exercise of options	650,000	5,116

Balance, January 31, 2001	54,531,320	325,787
Shares issued for:
Cash on exercise of options	50,000	413

Balance, January 31, 2002	54,581,320	326,200
Shares issued for:
Cash on exercise of options	55,350	589

Balance, January 31, 2003	54,636,670	$326,789

(c)   Common share options

        Under the Employee Stock Option Plan, approved in February 2001, the Company may grant options for up to 4,500,000 shares of common stock. Options may be granted to any director, officer, employee or consultant of the Company or any of its affiliates. Options granted to directors vest immediately and options granted to officers, employees or consultants vest over three to four years. The number of shares reserved for issuance to any one optionee pursuant to options cannot exceed 2% of the issued and outstanding common shares of the Company at the date of grant of such options.

        The exercise price of each option cannot be less than the fair market value of the shares on the last trading day preceding the date of the grant. The maximum term of an option is ten years.

        Changes in share options outstanding are as follows:

	2003		2002		2001
	Options 000s	Weighted Average Exercice Price	Options 000s	Weighted Average Exercice Price	Options 000s	Weighted Average Exercice Price
Outstanding, beginning of year	2,674	$11.49	1,832	$10.53	2,187	$10.10
Granted	762	24.96	967	13.23	395	10.68
Exercised	(55)	10.67	(50)	8.26	(650)	7.87
Expired	(18)	25.32	(75)	12.87	(100)	18.95

	3,363	$14.48	2,674	$11.49	1,832	$10.53

        The following summarizes information about stock options outstanding at January 31,2003:

	Options Outstanding
				Options Exercisable
		Weighted Average Remaining Contractual Life in Years
Range of Exercice Prices	Number Outstanding 000s		Weighted Average Exercice Price	Number Exercisable 000s	Weighted Average Exercice Price
$ 8.60 – $ 9.15	1,099	7.0	$9.03	1,042	$9.03
10.60 – 10.85	230	6.1	10.65	230	10.65
12.45 – 14.35	1,032	7.9	12.70	554	12.73
17.50 – 18.95	260	7.3	18.11	130	18.11
23.35 – 29.25	742	9.3	24.92	162	24.43

	3,363		$14.48	2,118	$11.91

        Subsequent to the end of the year, 40,000 options were exercised for proceeds of $0.4 million.

(d)   Stock-based compensation

        The Company applies the fair value method to all grants of stock options. During the year, the Company changed its method of accounting for stock-based compensation (Note 2k).

        The fair value of options granted during the year ended January 31, 2003 was estimated using a Black-Scholes option pricing model with the following weighted average assumptions: risk-free interest rate of 5.09%, dividend yield of 0%, volatility factor of 33.25% based on historical share price extending over the preceding 12-month period, but not including share price information preceding the Company's announcement of securing project financing for the Diavik Project, and an expected life of the option of seven years. This results in an average fair value of $11.27 per option. Compensation cost is then calculated based on the number of options vested during the year.

Note 11    Earnings (Loss) Per Share

        The following table sets forth the computation of diluted earnings per share:

	2003	2002	2001
Year Ended January 31,
Numerator:
Net earnings (loss) for the year	$(6,036)	$81,038	$1,157

Denominator (thousands of shares):
Weighted average number of shares outstanding	54,595	54,553	54,369
Dilutive effect of employee stock options	—	968	207

	54,595	55,521	54,576

Number of anti-dilutive options	n/a	110	486

Note 12    Commitments

(a)   Environmental agreement

        Through negotiations of an environmental agreement dated March 2000 and other agreements, the Diavik Joint Venture must provide funding for an Environmental Monitoring Advisory Board of $0.6 million for calendar 2003. Further funding will be required in future years; however, specific amounts have not yet been determined. These agreements also state the Joint Venture must provide security deposits for the performance by the Joint Venture of its reclamation and abandonment obligations under all environmental laws and regulations. The Joint Venture has letters of credit outstanding with respect to the environmental agreement as at January 31, 2003 of $33.3 million.

        The agreement specifically provides that these funding requirements will be reduced by amounts incurred by the Joint Venture on reclamation and abandonment activities.

        The Joint Venture is responsible for future site reclamation costs at the mine site. At January 31, 2003, the estimated cost to restore the Project area with respect to activities conducted to that date was $23.9 million.

(b)   Participation agreements

        The Diavik Joint Venture has signed participation agreements with the Lutsel K'e Dene First Nation, Yellowknives Dene First Nation, Kitikmeot Inuit Association, North Slave Métis Alliance, and Dogrib Treaty 11 Council. These agreements are expected to contribute to the social, economic and cultural well-being of the Aboriginal Bands.

(c)   Commitments

        The Company's commitments, including its 40% share of Diavik's environmental agreements (before any reduction for future reclamation activities) and participation agreements are:

2004	$10,292
2005	11,195
2006	11,434
2007	11,434
2008	12,656
Thereafter to 2032	37,306

$94,317

Note 13    Related Parties

        During the year ended January 31, 2003, the Company paid consulting fees of $0.2 million (2002 — $0.2 million; 2001 — $0.3 million) to non-executive directors of the Company. During the year, 50,000 stock options were granted to a director for consulting work performed (2002 — 100,000 options), resulting in stock compensation expense of $0.3 million (2002 — nil).

Note 14    Differences Between Canadian and United States Generally Accepted Accounting Principles

        These financial statements have been prepared in accordance with generally accepted accounting principles ("GAAP") in Canada. Except as set out below, these financial statements also comply, in all material aspects, with accounting principles generally accepted in the United States and the rules and regulations of the Securities Exchange Commission. The following tables reconcile results as reported under Canadian GAAP with those that would have been reported under United States GAAP ("US GAAP").

	Canadian GAAP 2003	US GAAP 2003
Balance sheet:
Mining interests (a)	$581,742	$492,426
Deferred charges and other assets	23,019	22,755
Future income tax liability	79,047	41,254
Shareholders' equity	381,614	329,827

	Canadian GAAP 2002	US GAAP 2002
Balance sheet:
Mining interests (a)	$352,515	$263,199
Deferred charges	19,893	19,629
Future income tax liability	80,926	41,294
Shareholders' equity	382,498	332,550

	2003	2002	2001
Earnings (loss) for the year, Canadian GAAP	$(6,036)	$81,038	$1,157
Expenditures on mineral properties prior to the establishment of proven and probable reserves capitalized under Canadian GAAP	—	—	(15,920)
Gain on sale of Snap Lake property (b)	—	24,569	—
Future income taxes	(1,838)	23,571	1,770
Compensation expense (c)	(240)	(454)	—

Earnings (loss) for the year, US GAAP	$(8,114)	$128,724	$(12,993)

Basic earnings (loss) per share	$(0.15)	$2.36	$(0.24)
Diluted earnings (loss) per share	$(0.15)	$2.32	$(0.24)

(a)   Expenditures on mining interests prior to the establishment of proven and probable reserves

        Effective February 1, 1999, the Company changed its method of accounting for costs on unproven properties under US GAAP from capitalizing all expenditures to expensing all costs prior to the completion of a definitive feasibility study which establishes proven and probable reserves.

(b)   Gain on sale of Snap Lake property

        As noted in (a) above, certain deferred mineral property costs have been expensed for US GAAP purposes. The gain on sale has been adjusted to reflect the difference in cost for US and Canadian GAAP. Future income taxes have also been adjusted to reflect the difference in cost basis.

(c)   Stock-based compensation

        The Company has adopted SFAS No. 123, "Accounting for Stock-Based Compensation" ("FAS 123") effective February 1, 2002 as the basis for measuring all stock-based compensation.

(d)   Impact of recent United States Accounting Pronouncements

        In June 2001, the U.S. Financial Accounting Standards Board ("FASB") issued SFAS No. 143, "Accounting for Asset Retirement Obligations" ("FAS 143"), which addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. FAS 143 requires the Company to record the fair value of an asset retirement obligation as a liability in the period in which it incurs a legal obligation associated with the retirement of tangible long-lived assets that result from the acquisition, construction, development and/or normal use of the assets. The fair value of the liability is added to the carrying amount of the associated asset and this additional carrying amount is depreciated over the life of the asset. Subsequent to the initial measurement of the asset retirement obligation, the obligation will be adjusted at the end of each period to reflect the passage of time and changes in the estimated future cash flows underlying the obligation. If the obligation is settled for other than the carrying amount of the liability, the Company will recognize a gain or loss on settlement. The Company is required and plans to adopt the provisions of FAS 143 for the quarter ending April 30, 2003. To accomplish this, the Company must identify all legal obligations for asset retirement obligations, if any, and determine the fair value of these obligations on the date of adoption. The determination of fair value is complex and will require the Company to gather market information and develop cash flow models. Additionally, the Company will be required to develop processes to track and monitor these obligations. The Company intends to adopt the standard in connection with commencement of commercial production at the Diavik Project.

        In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("FAS 144"). FAS 144 addresses financial accounting and reporting for the impairment or disposal of long-lived assets. This statement requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized in the amount by which the carrying amount of the asset exceeds the fair value of the asset. FAS 144 also broadens the definition of discontinued operations to include all distinguishable components of an entity that will be eliminated from ongoing operations. The Company has adopted FAS 144 on February 1, 2002 on a prospective basis and determined based on a review of assets that no impairment charges are required.

        In April 2002, FASB issued SFAS No. 145, which rescinded SFAS No. 4, "Reporting Gains and Losses from Extinguishment of Debt" ("FAS 145"). SFAS No. 4 had required that gains and losses from extinguishment of debt be classified as an extraordinary item. The new presentation requirements must be adopted for fiscal years beginning after May 15, 2002, with early application encouraged. The Company has adopted the requirements of FAS 145 for US GAAP purposes and there is no anticipated effect on the Company's comparative figures.

        In July 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities" ("FAS 146"), which is effective for exit or disposal activities that are initiated after December 31, 2002. FAS 146 requires that a liability be recognized for exit or disposal costs only when the liability is incurred, as defined in the FASB's conceptual framework, rather than when a company commits to an exit plan, and that the liability be initially measured at fair value. The Company has not initiated any exit or disposal activities for which a liability should be recognized under FAS 146.

        In November 2002, the FASB issued Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" ("FIN 45"), which requires certain disclosures to be made by a guarantor in its interim and annual financial statements for periods ending after December 15, 2002 about its obligations under guarantees. At January 31, 2003, the Company is not a guarantor of any indebtedness of any entity for which the indebtedness is not proportionately reflected in these consolidated financial statements.

        In January 2003, the FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities" ("FIN 46"). Its consolidation provisions are applicable for all newly created entities created after January 31, 2003, and is applicable to existing entities as of the beginning of the first interim or annual reporting period beginning after June 15, 2003. For periods prior to FIN 46's effective date, certain disclosures will be required if it is reasonably possible that the company will have a significant variable interest in or be the primary beneficiary of a variable interest entity when FIN 46 guidance is effective. The Company has no Variable Interest Entity Investments and does not anticipate any such investments prior to the effective date of FIN 46. In February 2003, the FASB issued SFAS No. 149, "Accounting for Certain Financial Instruments with Characteristics of Liabilities and Equity" ("FAS 149"). FAS 149 will require the Company to classify as liabilities in the statement of financial position the following financial instruments: (a) financial instruments that are mandatorily redeemable on a fixed or determinable date or upon an event certain to occur even if the instrument is in the form of equity shares; (b) financial instruments embodying, or indexed to, an obligation to repurchase an issuer's equity shares that requires or could require settlement by transfer of assets; and (c) financial instruments embodying an obligation that the issuer must or could settle by issuing a variable number of its equity shares, and for which the monetary value of the obligation is based solely or predominately on (i) a fixed monetary amount known at inception, (ii) variations in something other than the fair value of the issuer's equity shares, or (iii) variations in the fair value of the issuer's equity shares, but in the opposite direction. The Company has not issued any such financial instruments, and does not anticipate that it will reclassify any amount from equity to liabilities as a result of adopting FAS 149 in fiscal 2004.

SAFE HARBOUR STATEMENT ON FORWARD-LOOKING INFORMATION

        This Annual Report contains "forward-looking statements" within the meaning of the US Private Securities Litigation Reform Act of 1995. When used in this report, words such as "estimate," "intend," "expect," "anticipate" and similar expressions are intended to identify forward-looking statements — which are, by their very nature, not guarantees of Aber's future operational or financial performance, and are subject to risks and uncertainties. This forward-looking information mainly concerns Aber's plans for its diamond initiatives and is based on the conclusions of management. With respect to Aber's future revenues from its marketing activities, differences may result from developments in world diamond markets and diamond valuations and other factors. With respect to the Diavik Diamonds Project, differences may result from additional drilling, sampling, and diamond valuations and from engineering and construction timetables and problems, financial arrangements, developments in world diamond markets, local, regional or national political developments in Canada and other factors. With respect to other projects, actual events may differ from current expectations due to exploration results, new exploration opportunities, changing budget priorities of Aber or its Joint Venture partner and other factors.

        Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the dates indicated in this report. Due to risks and uncertainties identified above and elsewhere in this Annual Report, actual events may differ materially from current expectations.

ABER STOCK TRADING HISTORY

	Feb. 1 to Jan. 31, 2003		Feb. 1 to Jan. 31, 2002
	TSE C$	NASDAQ US$	TSE C$	NASDAQ US$
High	32.50	21.16	24.27	15.25
Low	21.50	13.38	12.00	7.75
Close	29.10	19.16	24.00	15.18
Average Daily Volume	91,820	6,956	124,425	4,696

CORPORATE DIRECTORY

Board of Directors

 James N. Fernandez
 Executive Vice President of
Tiffany & Co. of New York.
Director since July 1999.

Robert A. Gannicott
 President & Chief Executive Officer.
Director since June 1992.

Lars-Eric Johansson
 Executive Vice President & Chief Financial Officer, Noranda Inc.
Director since June 2003.

John C. Lamacraft
 Chairman.
Director since February 1996.

Honourable Donald S. Macdonald, P.C., C.C.*
 Corporate Director. Formerly Canada's Minister of Finance, Minister of Energy, Mines & Resources, Minister of National Defence, President of the Privy Council and High Commissioner of Canada to Britain.
Director since February 1999.

Thomas J. O'Neill
 President Worldwide, Burberry Group plc.
Director since July 2002.

John H. Parker, O.C.*
 Corporate Director. Formerly Commissioner of the Northwest Territories and Mayor of Yellowknife.
Director since December 1992.

J. Roger B. Phillimore
 Corporate Director. Director since November 1994.

D. Grenville Thomas
 Corporate Director. Honorary Chairman & Founder.
Director since July 1980.

Eira M. Thomas
 President, Navigator Exploration Corp.
Director since April 1998.	Aber Offices

 HEAD OFFICE
Aber Diamond Corporation
 P.O. Box 4569, Station A
Toronto, Ontario, Canada M5W 4T9
tel: 416.362.2237
fax: 416.362.2230
e-mail: aber@aber.ca
www.aber.ca

ANTWERP SALES OFFICE
 Suite 760, Diamantclub Van Antwerpen
62 Pelikaanstraat
Antwerp 2018
Belgium

 Senior Officers &
Management

 Robert A. Gannicott
 President & Chief Executive Officer

Andrew B. Adams
 Vice President & Chief Financial Officer

Michael A. Ballantyne
 Vice President, Northwest Territories

Matthew L. Manson
 Vice President, Marketing

Kevin P. Marchant
 Vice President, Production

James R.W. Pounds
 Vice President, Sales

Raymond N. Simpson
 Vice President, Corporate Development

S. Caroline Glasbey
 Director, Investor Relations

Kaarina I.A. Venalainen
 Corporate Controller

Lyle R. Hepburn
Corporate Secretary	Advisors

 Beth M. Budd Bandler
 Legal Consultant

Shlomo Tidhar
 Technical Consultant

 Transfer Agent & Registrar

CIBC Mellon Trust Company
 320 Bay Street, P.O. Box 1
Toronto, Ontario, Canada M5H 4A6

 Annual Meeting of
Shareholders

TSX Conference Centre
and Stock Market Place
 The Exchange Tower
130 King Street West
Toronto, Ontario, Canada
Friday, July 18, 2003
10:00 a.m.

 Auditors

KPMG LLP
 Chartered Accountants
Suite 3300, Commerce Court West
Toronto, Ontario, Canada M5L 1B2

 Legal

Stikeman Elliott
 Barristers & Solicitors
Suite 5300, Commerce Court West
Toronto, Ontario, Canada M5L 1B9

 Stock Exchanges &
Symbols

Toronto Stock Exchange: ABZ
 NASDAQ: ABER

 Capitalization:**
Authorized — Unlimited
Issued — 54,676,670

* Retiring July 18, 2003
** As of March 7, 2003

www.aber.ca

P.O. BOX 4569, STATION A
TORONTO, ONTARIO, CANADA
M5W 4T9
T.416.362.2237
F.416.362.2230

QuickLinks

Exhibit 99.1
LETTER TO SHAREHOLDERS
MARKETING
THE NEXT STEP
TABLE OF CONTENTS
THE DIAVIK PROJECT
MANAGEMENT'S DISCUSSION AND ANALYSIS
MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL REPORTING
AUDITORS' REPORT TO THE SHAREHOLDERS
CONSOLIDATED BALANCE SHEETS
CONSOLIDATED STATEMENTS OF EARNINGS AND RETAINED EARNINGS (DEFICIT)
CONSOLIDATED STATEMENTS OF CASH FLOWS
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
SAFE HARBOUR STATEMENT ON FORWARD-LOOKING INFORMATION
ABER STOCK TRADING HISTORY
CORPORATE DIRECTORY